

August 5, 2019

<u>Via Email</u>

Patrick Gadson
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, NY 10103

>   **Re: Rocky Mountain Chocolate Factory, Inc.**
>   **PRRN14A filed August 2, 2019**
>   **Filed by AB Value Partners LP** *et al.*
>   **File No. 1-36865**

Dear Mr. Gadson:

    We have reviewed the amended filing listed above and have the following additional comment. Please respond by amending the filing. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filing.

<u>Form of Proxy</u>

1. Refer to comment 6 in our prior comment letter dated July 30, 2019. See also, the adopting release for the "short slate" rule you are employing here: "Regulation of Communications among Shareholders," 57 FR 48276 (October 22, 1992). The adopting release provides a sample form of proxy illustrating the formatting of a short slate card and also provides disclosure guidelines regarding this procedure. We believe this illustrative format is helpful in avoiding shareholder confusion (to the extent possible) in identifying which nominees are the Company's versus AB Value's. Revise the form of proxy card to distinguish between the Company nominees and your own nominees, and to provide a means by which shareholders granting you a proxy can withhold authority for specific Company nominees. Currently, your card refers only to the ability to withhold authority for a particular AB Value nominee.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions